UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Stock Building Supply Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

86101X104

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86101X104	13G/A	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSON: The Gores Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,931,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,931,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.9% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSON: Gores Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,488,812 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,488,812 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,488,812 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.2% (a)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSON: Gores Capital Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,488,812 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,488,812 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,488,812 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.2% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSON: Gores Building Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,488,812 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,488,812 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,488,812 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.2% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSON: Glendon Saturn Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 442,805 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 442,805 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,805 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSON: Fernando Goni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France and Argentina (dual citizen)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,931,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,931,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.9% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSON: Alec E. Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,931,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,931,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.9% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSON: Mark R. Stone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,931,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,931,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.9% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSON: Joseph P. Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,931,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,931,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.9% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSON: Vance W. Diggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,931,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,931,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.9% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 12 of 18 Pages

1	NAMES OF REPORTING PERSON: Steven C. Yager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,931,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,931,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.9% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No. 86101X104	13G/A	Page 13 of 18 Pages

Explanatory Note:

The Statement on Schedule 13G originally filed the Securities and Exchange Commission on February 13, 2014 by the persons named therein is hereby amended and restated by this Amendment No. 1 to Schedule 13G.

Item 1	(a).	Name of Issuer:

Stock Building Supply Holdings, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

8020 Arco Corporate Drive, Suite 400, Raleigh, North Carolina 27617

Item 2	(a).	Name of Persons Filing:

This Schedule 13G is being filed by The Gores Group, LLC, Gores Capital Partners II, L.P., Gores Capital Advisors II, LLC, Gores Building Holdings, LLC, Glendon Saturn Holdings, LLC, Fernando Goni, Alec E. Gores, Mark R. Stone, Joseph P. Page, Vance W. Diggins and Steven C. Yager (individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o The Gores Group, LLC, 9800 Wilshire Blvd., Beverly Hills, California 90212.

Item 2	(c).	Citizenship:

Each of The Gores Group, LLC, Gores Capital Advisors II, LLC, Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC is a limited liability company organized under the laws of the State of Delaware. Gores Capital Partners II, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Alec E. Gores, Mark R. Stone, Joseph P. Page, Vance W. Diggins and Steven C. Yager is a citizen of the United States. Fernando Goni is a dual citizen of France and Argentina.

Item 2	(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

86101X104

CUSIP No. 86101X104	13G/A	Page 14 of 18 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

Gores Building Holdings, LLC is the record owner of 9,488,812 shares of Common Stock. Glendon Saturn Holdings, LLC is the record owner of 442,805 shares of Common Stock.

The Gores Group, LLC is the manager of Glendon Saturn Holdings, LLC and Alec E. Gores is the manager of The Gores Group, LLC. Gores Capital Partners II, L.P. is the controlling member of Gores Building Holdings, LLC. Gores Capital Advisors II, LLC is the general partner of Gores Capital Partners II, L.P. The Gores Group, LLC is the manager of Gores Capital Advisors II, LLC. The Gores Group, LLC has a six member investment committee that has voting and dispositive authority over the Common Stock held of record by Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC. The members of the investment committee are Fernando Goni, Alec E. Gores, Mark R. Stone, Joseph P. Page, Vance W. Diggins and Steven C. Yager. Each of the foregoing persons may be deemed to share voting and dispositive power with respect to the shares held of record by Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC. None of the members of the investment committee, acting alone, has voting or dispositive power over any shares of Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Stock Building Supply Holdings, Inc., except for Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC, for the shares which they hold of record as provided in the prior paragraph.

CUSIP No. 86101X104	13G/A	Page 15 of 18 Pages

(b)	Percent of class:

The Gores Group, LLC: 37.9%

Gores Capital Partners II, L.P.: 36.2%

Gores Capital Advisors II, LLC: 36.2%

Gores Building Holdings, LLC: 36.2%

Glendon Saturn Holdings, LLC: 1.7%

Fernando Goni: 37.9%

Alec E. Gores: 37.9%

Mark R. Stone: 37.9%

Joseph P. Page: 37.9%

Vance W. Diggins: 37.9%

Steven C. Yager: 37.9%

These percentages are calculated using the 26,176,056 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2014.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0 shares for each Reporting Person

(ii) shared power to vote or to direct the vote:

The Gores Group, LLC: 9,931,617 shares

Gores Capital Partners II, L.P.: 9,488,812 shares

Gores Capital Advisors II, LLC: 9,488,812 shares

Gores Building Holdings, LLC: 9,488,812 shares

Glendon Saturn Holdings, LLC: 442,805 shares

Fernando Goni: 9,931,617 shares

Alec E. Gores: 9,931,617 shares

Mark R. Stone: 9,931,617 shares

Joseph P. Page: 9,931,617 shares

Vance W. Diggins: 9,931,617 shares

Steven C. Yager: 9,931,617 shares

CUSIP No. 86101X104	13G/A	Page 16 of 18 Pages

(iii) sole power to dispose or to direct the disposition of:

0 shares for each reporting person

(iv) shared power to dispose or to direct the disposition of:

The Gores Group, LLC: 9,931,617 shares

Gores Capital Partners II, L.P.: 9,488,812 shares

Gores Capital Advisors II, LLC: 9,488,812 shares

Gores Building Holdings, LLC: 9,488,812 shares

Glendon Saturn Holdings, LLC: 442,805 shares

Fernando Goni: 9,931,617 shares

Alec E. Gores: 9,931,617 shares

Mark R. Stone: 9,931,617 shares

Joseph P. Page: 9,931,617 shares

Vance W. Diggins: 9,931,617 shares

Steven C. Yager: 9,931,617 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 86101X104	13G/A	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 17, 2015.

THE GORES GROUP, LLC

By:	/s/ Steven G. Eisner
Name:	Steven G. Eisner
Title:	Vice President

GORES CAPITAL ADVISORS II, LLC

By:	The Gores Group, LLC
Its Manager

By:	/s/ Steven G. Eisner
Name:	Steven G. Eisner
Title:	Vice President

GORES CAPITAL PARTNERS II, L.P.

By:	Gores Capital Advisors II, LLC
Its General Partner
By: The Gores Group, LLC
Its Manager

By:	/s/ Steven G. Eisner
Name:	Steven G. Eisner
Title:	Vice President

GORES BUILDING HOLDINGS, LLC

By:	/s/ Steven G. Eisner
Name:	Steven G. Eisner
Title:	Vice President

CUSIP No. 86101X104	13G/A	Page 18 of 18 Pages

GLENDON SATURN HOLDINGS, LLC

By:	/s/ Steven G. Eisner
Name:	Steven G. Eisner
Title:	Vice President

FERNANDO GONI

/s/ Fernando Goni

ALEC E. GORES

*

MARK R. STONE

*

JOSEPH P. PAGE

*

VANCE W. DIGGINS

*

STEVEN C. YAGER

*

* By:	/s/ Steven G. Eisner
Steven G. Eisner
Attorney-in-fact
Pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 2014

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated February 17, 2015

2	Power of Attorney of Fernando Goni